Exhibit 99.1

AYR Partners with Iconic Kowloon Restaurant to Launch Limited Edition LEVIA Kowloon Mai Tai THC Infused Seltzer

BOSTON, May 29, 2024 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced LEVIA, the Company’s brand of cannabis-infused seltzers and tinctures, has partnered with the iconic Kowloon Restaurant, the Boston area’s landmark Asian restaurant and entertainment destination, to launch a new limited edition cannabis-infused seltzer. The LEVIA Kowloon Mai Tai seltzer pays homage to Kowloon's famous Mai Tai cocktail while elevating summer's warm, sunny days with a fast-acting, expertly formulated infused beverage bursting with vibrant, all-natural flavor.

LEVIA and Kowloon will commemorate the launch of the infused Mai Tai beverage with a celebration on June 1, 2024 from 11:30am - 2:30pm EST at AYR’s Watertown Dispensary, located at 48 North Beacon Street, Watertown, MA. Guests can sample non-infused versions of the beverage and visit Kowloon's on-site food truck. LEVIA will also provide samples of the uninfused beverage on Friday June 14, 2024, at Kowloon Restaurant’s 21+ evening of live music event located at 948 Broadway Saugus, MA. The new infused beverage will be available at AYR’s dispensaries across Greater Boston, as well as retail partners across the state beginning on Saturday, June 1st.

"It brings us great pride to collaborate with one of Massachusetts’ most famous restaurants to create a one-of-a-kind cannabis beverage experience," said AYR CEO David Goubert. “Kowloon is an institution in Greater Boston, a place where so many have celebrated and spent time with friends and family. I was able to visit Kowloon and experience the welcoming and warm atmosphere during a team outing last month. We are thrilled to bring a small part of that experience to our customers with our latest seasonal LEVIA flavor.”

"With more than seven decades in service, we are always looking for new ways to bring excitement and fun to our customers, and AYR has provided us an opportunity to do just that," said Bob Wong, Co-Owner of Kowloon. "As demand for cannabis-infused beverages rises, we are pleased to meet customers' evolving interests by putting a twist on our timeless cocktail. The LEVIA Kowloon Mai Tai introduces us to potentially new audiences by elevating the refreshing LEVIA seltzer with the fruit flavors of our signature cocktail for an all new experience."

“The Kowloon Restaurant holds a special place in the hearts of many in the Saugus & North Shore community, Massachusetts and beyond. We are honored to have the opportunity to collaborate with the Wong family and this legendary establishment," said Kristin Rogers, Co-Founder of Levia Brands. “By using all natural terpenes, our team was able to find the perfect combination to honor Kowloon’s iconic Mai Tai while staying true to our unmatched refreshing, low dose, zero calorie, zero sugar, fast acting sativa blend.”

Founded in 1950, Kowloon is a family-owned dining establishment rooted in the vast richness of Asian cuisine and culture, offering first-rate service and acclaimed dishes seven days per week. From hosting weddings to catering celebrations, Kowloon is foundational to the Boston area's cultural fabric.

For more information about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com